

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 0-18860**

Dear Mr. Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Business Overview, page 18

Trends, page 19

1.   We note your disclosure indicating that while gold prices increased from $695 in 2007 to $972 in 2009, the market price of your common shares decreased from CAD$0.76 to CAD $0.13 per share over the same period. Please expand your disclosure to discuss the reasons and factors you believe caused the decline in your share prices despite the increase in gold prices during this period.

Controls and Procedures, page 74

2.   Please expand your disclosures to state your conclusions regarding the *effectiveness* of both your disclosure controls and procedures and your internal control over financial reporting as of December 31, 2009 to comply with Item 15(a) and (b)(3) of Form 20-F. If you do not believe that your identified deficiency in your internal control over financial reporting constitutes a material weakness that would lead to conclusions that your disclosure controls and procedures and your internal control over financial reporting were *not* effective as of December 31, 2009, your reasons must be clear. Refer to guidance in PCAOB AS 5 and AU 325.

Financial Statements

Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles, page 115

(c) Exploration Expenditures for Mineral Properties, page 115

3.   We note your disclosure stating that under U.S. GAAP, "…mineral property exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property …"

Please note that under U.S. GAAP, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. On the other hand, the costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized.

Please modify your accounting policy disclosure for U.S. GAAP to differentiate between exploration and development costs, and to ensure correlation of these terms with your reserve findings, and stage of operations, based on the definitions set forth in Industry Guide 7.

(e) Divestiture of Interest in Subsidiaries, page 116

4.   We note your disclosure stating that under U.S. GAAP, "…changes in a parent company's proportionate share of subsidiary's equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation, *particularly when the subsidiary is a development stage enterprise…*"

Please note that under U.S. GAAP, referencing the guidance in FASB ASC Paragraph 810-10-45-23, changes in a parent's ownership interest shall be accounted for as an equity transaction, with no gain or loss recognized, *if the parent retains its controlling financial interest in the subsidiary*. The subsidiary being a development stage enterprise is not a sufficient reason for equity treatment.

Please revise your disclosure to clarify whether you continued to retain a controlling interest in Aztec after it issued additional shares to third parties. Modify your accounting policy for U.S. GAAP as necessary to comply with FASB ASC Paragraph 810-10-45-23, and tell us any changes you would need to make to your U.S. GAAP reconciliation to comply with this guidance.

Engineering Comments

New Polaris Gold Project, British Columbia, Canada page 25

5.   We note your disclosure of a combined measured and indicated resource in this section of your filing. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. It is our understanding that National Instrument 43-101 requires you to disclose each category of mineral resources separately. Please advise or revise.

6.   On a related point, we note you state a portion of your modeled resources in your mine plan includes inferred resources. It is our understanding that National Instrument 43-101 prohibits the use of an economic analysis that includes inferred mineral resources. Please advise or revise.

7.   We note your disclosure of economic indicators in this section that are based on resources and preliminary economic assessments. These estimates do not have a demonstrated economic viability as may be implied. Therefore, please remove the financial information developed and/or derived from the possible development of your resources. This would include your operating cash flow, operating costs, capital expenditures, net present value, and payback period. Please modify your filing accordingly.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551- 3610 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief